Mr. Robert S. Littlepage, Jr.
March, 2, 2005

March 2, 2005

Mr. Robert S. Littlepage, Jr.
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Regis Corporation — Form 10-K for the year ended June 30, 2004
File No. 0-11230

Dear Mr. Littlepage:

We have received and reviewed your letter dated February 3, 2005 and have responded to each of the comments below. The main heading of each of your comments, as well as the comment itself, is included below, followed by our response to each comment.

Note 3 — Acquisitions, page 60

1.	We refer to your response to comment 3. Paragraph B173 of SFAS 141 states that “a contract may have value for reasons other than terms that are favorable relative to market prices”. Your interpretation of this guidance seems to suggest that leases would have a value outside of “favorable lease terms” only in cases where real estate is difficult to obtain. You explain further that the type of real estate needed for your salons in quite abundant in strip malls in all geographic areas in which you conduct business. As a result, you have not allocated any of the purchase prices of your acquisitions to the acquired leases. However, in your response you also indicate that you target your acquisitions to specific lease spaces that have a proven strong walk in customer base. This acquisition strategy suggests to us that a lease space in one strip mall could have a higher value than a physically identical or similar lease space in another strip mall in close proximity. Further, you indicate that the principle reason to acquire a location is to give yourself the right to prime real estate that has an established walk up customer base. Since you pay a premium for the value of these walk up customer bases and the acquired lease represent the right to use the specific locations that have the established walk up customer bases, explain to us why you do not consider the value of these walk-in customer bases to equal the value of the acquired leases.

Mr. Robert S. Littlepage, Jr.
March, 2, 2005

Response:

We evaluate, based on the facts and circumstances of each individual business combination, whether any acquired intangible assets have been purchased to determine whether the separate recognition criteria outlined in SFAS 141 have been met. Accordingly, we record, at fair value, acquired trade names when regional, national or multinational trade names are acquired. We assign an estimated fair value to capture the in-place assemblage value of the lease agreements. We also assess each lease to determine whether “favorable” lease terms exist, which normally is not the case due to the short-term, at-market nature of the lease agreements and the at-market renewal options. We believe that other than the assemblage value of the in-place lease, generally no additional value is attributable to the lease acquired in a salon acquisition.

Our prior response indicated that a key competitive factor is “proximity to consumer travel patterns”. In this regard, we view a “prime” real estate location to be a concentrated geographical area within a local shopping district that has proximity to customer traffic patterns, not a specific lease location. Further, we relocate in excess of 30 salons each year, within the same concentrated geographical location, and our sales volume does not materially fluctuate. Our acquired salons are predominately located in generic strip mall locations that are abundantly available; we do not require any extraordinary tenant improvements or build outs as the site specific locations are at the lower end of the retail commercial market. (Attachment I provides a summary of the number of salons that operate within a similar concentrated geographical location and demonstrates that many salons operate within the same concentrated geographical location.)

Furthermore, there is no secondary market where “at the money” strip center leases are bought or sold. In the past, we have recognized an intangible asset consistent with paragraph B173 of SFAS 141 when we acquired salons located within Wal*Mart stores due to the location and existing relationship, as in that instance we believed that the acquired salons had value for reasons other than terms that are favorable relative to market prices.

We specifically listed in our prior response the key factors considered by consumers of hair salon services which include personal relationships with individual stylists (driven by word-of-mouth referrals), service quality, price point competitiveness, and the proximity notion discussed above. We believe that these attributes represent the “going concern” value of the salon which is what we are acquiring in a generic strip mall based salon business acquisition. The acquired customer base is neither known nor identifiable to us at the time of the acquisition. This is one of the reasons we are able to acquire salons at a relatively low multiple of 3.0 to 4.0 times existing cash flows. Paragraph B165 of SFAS 141 indicates that “the Board concluded that a customer base does not meet the criteria for recognition apart from goodwill.” As such, we believe this portion of the purchase price is captured within goodwill and should not be attributed to any other contractual arrangement.

Mr. Robert S. Littlepage, Jr.
March, 2, 2005

Furthermore, hair care services are personal in nature. As such, a customer will select a salon, often after trying alternative salons within the same concentrated geographical location, based on the quality and skill set of the stylist(s). Paragraph B168 of SFAS 141 indicates that the fair value of an assembled workforce acquired should be included in goodwill. Because we are acquiring the “going concern” value of the salon, driven primarily by the manner in which the salon has been operated and the existing walk-in customer base’s relationship with the stylist(s), the value being acquired is subsumed into goodwill in accordance with SFAS 141.

In summary, in executing our acquisition strategy, we do not target specific locations. Rather, as we shared in our previous response, we acquire beauty salons that are widely available and have cash flow history. The cash flow history primarily results from repeat walk-in customers driven by the existing personal relationship between the customer and the stylist(s). Quality in the hair care business is represented by the personal delivery of the stylists’ craft. These cash flows are not a factor of the specific location or lease, they are a result of the “quality service” and “proximity” competitive factors we outlined above and in our previous responses.

In future filings we will expand our discussion of what primarily constitutes residual goodwill to include the inter-relationship between the local resident walk-in customer and the current existing stylist(s) as of the acquisition date. We believe this discloses the key factors considered by consumers of hair salon services that include personal relationships with individual stylist(s) (driven by word-of-mouth referrals), service quality, and price point competitiveness.

Note 11 — Segment Information, page 72

2.	In your response to comment 4, you indicate that the two operating segments within your international operations have been combined in an “all other” category and have been presented as an “all other” reportable segment. As such, please explain to us why you disclose an international reportable segment rather than an “all other” category within both your 10-K and first quarter 10-Q.

Response:

Paragraphs 20 and 21 of FAS 131 allow operating segments which do not meet the quantitative thresholds of a reportable segment to be aggregated into an “all other” category, provided that reportable segments account for at least 75 percent of total consolidated revenues. Under the quantitative guidelines of FAS 131, our North American operations, which represented 89 percent of consolidated revenues for the year ended June 30, 2004, composed our only reportable segment as of June 30, 2004.

Mr. Robert S. Littlepage, Jr.
March, 2, 2005

Therefore, at a minimum, we had to disclose two segments in order to comply with FAS 131: (1) North American operations and (2) “all other” operations.

As discussed in our previous letter, our international operations are comprised of two operating segments: the United Kingdom and other European operations. Neither of these operating segments met the quantitative thresholds outlined in paragraph 18 of SFAS 131. Since only international operations remained in this “all other” segment, we believe labeling this segment “international” increases the value and usefulness of the disclosure to the readers of the financial statements. Furthermore, these two operating segments share similarities in that they relate solely to operations associated with hair care salons.

In fiscal year 2004, beauty schools were included within their respective North American and international segments based on the way in which we managed our business at that time (only ten beauty schools were in operation as of June 30, 2004). During fiscal year 2005, management began reviewing the operations of the beauty schools separately from the salon operations in anticipation of further expansion into the beauty school business. Further, the acquisition of Hair Club for Men and Women in December 2004 allowed us to expand into another new line of business (hair restoration centers). Therefore, beauty schools and hair restoration centers each became new operating segments during fiscal year 2005. Even with the addition of two new operating segments, our North American salon operations continue to be our only reportable segment under the quantitative guidelines of SFAS 131. Revenues from our North American salons represented just under 90 percent of consolidated revenues for the three-months ended September 30, 2004 and six-months ended December 31, 2004. Therefore, at a minimum, we must disclose two segments in order to comply with SFAS 131: (1) North American salon operations and (2) “all other” operations.

In order to increase transparency and usefulness to the readers of our financial statements, we decided to provide more detailed information in our filings. We believe that providing this lower level of detail helps the readers to better understand our operations through the eyes of management. We currently operate three different lines of business: salons, beauty schools and hair restoration centers. In order to allow the readers of the financial statements to evaluate the results achieved by each of our three lines of business and their effect on consolidated operating results, the beauty schools and hair restorations centers were separated from the “all other category” during the quarter ended December 31, 2004. After excluding the beauty schools and hair restoration centers, the only operations remaining in the “all other” segment relate to international salon operations. In order to increase usefulness to the readers of our financial statements, we decided to continue labeling this segment in a more specific manner. Therefore, we reported four segments in our December 31, 2004 Quarterly Report on Form 10-Q: (1) North American salons, (2) international salons, (3) beauty schools and (4) hair restoration centers.

In summary, the segment disclosures included in our filings are more detailed than is required under the provisions of SFAS 131 in order to increase the transparency and usefulness of our financial statements. The only operations included in our “all other”

Mr. Robert S. Littlepage, Jr.
March, 2, 2005

category relate to our international salon operations, therefore we believe our disclosure as “international” is more descriptive than “all other” and not misleading to the users of the financial statements.

Note 11 — Segment Information, page 72

3.	We refer to your response to comment 4. Paragraph 10b. of SFAS 131 states than “an operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” Given your focus on continued growth and your policy of franchise buybacks, it would seem necessary for the chief operating decision maker to regularly assess the performance of company-owned salons and franchise salons separately in order to determine the optimal growth and franchise buyback opportunities. If the chief operating decision maker does not regularly assess performance of the North American company owned salons and franchise salons separately, please explain to us how you determine which growth and franchise opportunities to pursue.

Response:
Our chief operating decision maker (CODM) evaluates our revenue and salon growth on a system-wide basis (revenues and salon counts), meaning that no distinction is made between company-owned and franchise salons. Our CODM does not review the operating results of company-owned and franchise salons separately as separate franchise operating results, other than sales information, is not available to us. As indicated in our prior response, our internal organizational structure is designed in North America to support both company-owned and franchised salons. That is, the centralized real estate department, distribution centers, corporate development department, training department and other corporate headquarter functions support both company-owned salons and franchising operations. As such, these departmental costs are not separable between those costs relating to company-owned salons and those relating to franchised salons. Therefore, discrete financial information is not available for separate company-owned operations or franchise operations due to the shared support structure

Our determination of acquisition growth and franchise buyback opportunities is based on an annual capital budget. This budget does not differentiate between franchise or independent operators, but allocates a pool of dollars to use during the year for acquisitions. Additionally, our determination of organic growth is also based on an annual corporate budget concentrated on total new unit openings, as the CODM is indifferent whether the new units opened are franchised units or company-owned units.

While we have a history of repurchasing franchisees, we don’t target certain franchisees in our annual budget or otherwise. In all cases, franchise owners contact us as an exit strategy. Rather than lose the revenue stream associated with that franchise salon, we often choose to purchase these salons. However, we also choose not to buy back some franchisee salons.

Mr. Robert S. Littlepage, Jr.
March, 2, 2005

When an acquisition opportunity presents itself, we examine the salon’s cash flows in order to determine whether or not to pursue the opportunity and determine purchase price. When we purchase a salon, whether it is a franchise or independent operator, the purchase price is determined using a multiple of that salon’s cash flow. The multiple or purchase price does not vary based on whether or not that salon’s owner was a franchisee.

In summary, our CODM evaluates growth based on system-wide operations. For this reason, company-owned salons and franchise salons are not evaluated separately. In all cases, acquisitions are made when attractive opportunities present themselves.

We would like to thank you again for your timely suggestions. As we previously expressed, our goal is to create financial statements which are as informative and transparent as possible to our current and potential shareholders. As such, we appreciate any opportunity to enhance our current disclosures. Please contact us with any questions or if there is any additional information that you need.

Sincerely,

/s/ Randy L. Pearce

Randy L. Pearce
Executive Vice President, Chief Financial and Administrative Officer

Attachment I

Based on a search of the Yahoo! Yellow Pages for salons, the following table depicts that there are numerous alternative salon choices within selected zip codes:

	Selected	Salons Within	Salons Within Five Miles
City	Zip Code	Selected Zip Code	of Selected Zip Code*
Los Angeles, CA	90003	58	200
Chicago, IL	60605	17	200
Houston, TX	77005	45	200
San Diego, CA	92107	39	200
Detroit, MI	48204	31	200
Indianapolis, IN	46207	200	200
Columbus, OH	43205	15	200
Boston, MA	02105	15	200
Denver, CO	80222	47	200
Oklahoma City, OK	73107	14	200
Las Vegas, NV	89108	42	200
Kansas City, MO	64118	37	113

* 200 is the maximum number of salons that Yahoo! search will show at one time.

Due to the concentration of numerous salons in a geographical location, this table demonstrates that the customer has multiple salons in which to choose from when procuring hair care services within his or her local shopping district. As long as a customer can reach a salon in a reasonably short amount of time (i.e., five to ten minutes), the customer is indifferent to the site specific location in which the salon is located. Customers choose a site specific location based on the quality of the salon operations (e.g., clean, attractive salon presentation and stylists; reasonably priced product and service offerings; consistent quality; etc.) and their personal relationship the stylist(s). As such, very limited value exists beyond the current contract value relative to any specific in-place small salon lease. The value associated with the walk-in customer base and the quality and skill set of the stylist that attract the customers are attributable to the “going concern” value of the acquired salon, not the in-place lease. As one can note from the table, and most likely personal experience, a salon customer generally drives by several alternative salons, for the reasons discussed above.